UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Report by Bezeq Subsidiary- Entry into Agreement for Sale of Walla Subsidiary

On September 15, 2020, Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”), a 26.34% subsidiary of B Communications Ltd. (the “Company”), reported to the Israel Securities Authority (the “ISA”) and Tel Aviv Stock Exchange (the “TASE”) that on September 15, 2020, Bezeq entered into an agreement with Jerusalem Post Ltd. (the “Buyer”) for the sale of all of Bezeq’s holdings in its subsidiary, Walla! Communications Ltd. (“Walla”) to the Buyer. Under the agreement, Bezeq will receive the purchase price in a total amount of 65 million New Israeli Shekels (“NIS”), of which NIS 55 million will be paid in cash. The balance of the purchase price—NIS 10 million—will be paid via Bezeq’s eligibility to receive from the Buyer and from Walla (and its related entities) advertising space for a period of up to 7 years from the date of completion of the transaction.

A translated copy of the foregoing report of Bezeq is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: September 16, 2020	By:	/s/ Tomer Raved
		Name:	Tomer Raved
		Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	English translation of Report by Bezeq to the ISA and TASE on September 15, 2020.

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